January 6, 2025

Angshuman (Bubai) Ghosh
Chief Executive Officer
Ribbon Acquisition Corp.
Central Park Tower LaTour Shinjuku Room 3001
6-15-1 Nishi Shinjuku, Shinjuku-ku Tokyo 160-0023
Japan

       Re: Ribbon Acquisition Corp.
           Amendment No. 4 to Registration Statement on Form S-1
           Filed December 20, 2024
           File No. 333-281806
Dear Angshuman (Bubai) Ghosh:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 18, 2024 letter.

Amendment No. 4 to Registration Statement on Form S-1
Prospectus Summary
The Offering, page 15

1. We note your disclosure here and elsewhere that each holder of a public right will receive one-seventh of one share upon the consummation of the initial business combination. We also note your disclosures that shareholders must hold rights in multiples of nine in order to receive shares for all of their rights upon such closing and that the Rights Agency Agreement filed as exhibit 4.4 states on page 2 that each right will entitle the holder to receive one-tenth of one Class A ordinary share. Please revise to address these discrepancies.
 January 6, 2025
Page 2

Exhibits

2. We note your response to prior comment 6. However, it does not appear that Exhibit
       A to the Trust Agreement was revised to correspond to your response. Please revise
       Exhibit A to reflect your response that the trust account termination letter will indicate either (a) the business combination has been consummated or (b) it will be consummated at the same time funds are being transferred.
3. Please request Cayman counsel to revise its opinion in Exhibit 5.1 to remove inappropriate assumptions. In this regard, for example, we note paragraphs 7, 11, 12, and 13 of Schedule 2. In addition, please request New York counsel to revise its opinion in Exhibit 5.2 to remove the inappropriate assumption in paragraph (f)(ii). It is not appropriate for a counsel to include in its opinion assumptions that assume any of the material facts underlying the opinion. Refer to Section II.B.3.a of Staff Legal
       Bulletin No. 19.
        Please contact Isaac Esquivel at 202-551-3395 or Shannon Menjivar at 202-551-3856
if you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Dorrie Yale at 202-551-
8776 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Shane Wu, Esq.